FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “Syngenta’s corn rootworm biotech trait approved in the USA”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

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Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Syngenta’s corn rootworm biotech trait approved in the USA

Basel, Switzerland, October 4, 2006

Syngenta announced today that its corn rootworm trait, Agrisure™ RW, has received registration approval from the US Environmental Protection Agency (EPA). Syngenta will launch for sale corn seed containing Agrisure RW for the 2007 growing season in the USA, the world’s largest corn market.

“The approval of Agrisure RW in this fast-growing biotech market is a major step in our strategy to bring all three of the leading input traits to the corn market,” says Jeff Cox, Head of Syngenta Global Corn and Soybeans. “This new high-performing trait offers growers industry-leading control of rootworm while delivering full yield potential.”

Agrisure RW will be available to US growers as a single trait and stacked with glyphosate tolerance through elite hybrids from Garst®, Golden Harvest® and NK®. Syngenta also plans to market the trait for use in other leading seed brands through its GreenLeaf Genetics joint venture U.S. registration is pending for its Agrisure RW trait stacked with corn borer enabling the commercialization of the triple stack of glyphosate tolerance, corn borer and rootworm resistance.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2005 were approximately $8.1 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Médard Schoenmaeckers	Tel:	+41 (61) 323 2323
	USA:	Sarah Hull	Tel:	+1 (202) 628 2372
	UK:	Andrew Coker	Tel:	+ 44 (1483) 26 0014

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel:	+ 41 (61) 323 7502
		Jennifer Gough	Tel:	+ 41 (61) 323 5059
	USA:	Rhonda Chiger	Tel:	+ 1 (917) 322 2569

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	October 4, 2006	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary